SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K




(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 1997

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from _______________ to ______________

         Commission file number 333-34569

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Collins & Aikman Products Co.
                    (formerly Collins & Aikman Corporation)
               Employees' Profit Sharing and Personal Savings Plan
                              701 McCullough Drive
                         Charlotte, North Carolina 28262

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                          Collins & Aikman Corporation
                              701 McCullough Drive
                         Charlotte, North Carolina 28262
                                  704-547-8500

                              REQUIRED INFORMATION


The following financial statements for the Collins and Aikman Products Co. (formerly Collins & Aikman Corporation) Employees' Profit Sharing and Personal Savings Plan are being filed herewith:


Description                                                             Page No.
-----------                                                             --------

Report of Independent Accountants                                          F-2

Statement of Net Assets Available for Benefits with Fund
      Information as of December 31, 1997                                  F-3

Statement of Net Assets Available for Benefits with Fund
      Information as of December 31, 1996                                  F-4

Statement of Changes in Net Assets Available for Benefits
      with Fund Information for the Year Ended December 31, 1997           F-5

Notes to Financial Statements                                              F-6

--------------------------------------------------------------------------------

The following exhibit is being filed herewith:


Exhibit No.                     Description
--------------                  ------------------------------------------------
     1                          Consent of Independent Public Accountants

                                   SIGNATURES


The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           Collins & Aikman Products Co.
                           (formerly Collins & Aikman Corporation)
                           Employees' Profit Sharing and Personal Savings Plan




June 29, 1998              By:   /s/ J. Michael Stepp
                                ______________________________
                                     J. Michael Stepp
                                     Chairman
                                     Collins & Aikman Products Co.
                                     Benefit Plan Administration Committee

                          COLLINS & AIKMAN PRODUCTS CO.

                     (FORMERLY COLLINS & AIKMAN CORPORATION)

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996

Report of Independent Public Accountants

Statement of Net Assets Available for Benefits with Fund Information as of
     December 31, 1997

Statement of Net Assets Available for Benefits with Fund Information as of
     December 31, 1996

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

Notes to Financial Statements

Schedule I -  Item 27-a Schedule of Assets Held for Investment as of
              December 31, 1997

Schedule II - Item 27-d Schedule of Reportable Transactions for the Year
              Ended December 31, 1997

Report of Independent Public Accountants


To the Benefits Committee of
Collins & Aikman Products Co.
(formerly Collins & Aikman Corporation)
Employees' Profit Sharing and Personal Savings Plan:

We have audited the accompanying statements of net assets available for benefits with fund information, including the schedule of investments, of the Collins & Aikman Products Co. (formerly Collins & Aikman Corporation) Employees' Profit Sharing and Personal Savings Plan (the Plan) as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's mnagement. Our responsibility is to express an opinion on these financial tatements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index to financial statements and schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Charlotte, North Carolina                  ARTHUR ANDERSEN LLP

June 29, 1998

                                              COLLINS & AIKMAN PRODUCTS CO.

                                         (FORMERLY COLLINS & AIKMAN CORPORATION)

                                   EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                 AS OF DECEMBER 31, 1997


                                                                                   Participant Directed
                                            --------------------------------------------------------------------------------------
                                                                                                          Small
                                             Guaranteed     Balanced       Equity      International  Capitalization    Company
                                                Fund          Fund          Fund        Equity Fund        Fund       Stock Fund
                                            ------------  ------------   -----------   -------------  --------------  ----------
Investments:

Participation in collective investment      $ 33,022,420  $ 14,448,932   $         -    $        -     $         -       $      -
  funds

Participation in mutual funds                          -       994,336    42,313,848      2,203,642      2,455,438         10,541

Common stock                                           -             -             -              -              -        234,695

Loans receivable - participants (Note 3)               -             -             -              -              -              -
                                            ------------  ------------   -----------   -------------  --------------  -----------

     Total  investments                       33,022,420    15,443,268    42,313,848      2,203,642      2,455,438        245,236

Employer contribution receivable                       -             -             -              -              -              -

Employee contribution receivable                       -             -             -              -              -              -

Due from (to) other funds                        (30,145)       41,035         17,925       (39,873)         8,842          2,216

Transfer in process from prior trustee                 -             -             -              -              -              -
(Note 5)

Accrued interest receivable                      151,243         7,489             71        21,228              9            112

Accrued loan repayments                                -             -             -              -              -              -

Due to broker for securities purchased                 -             -      (122,855)             -        (20,809)             -

Accrued administrative expenses                        -             -             -              -              -              -

                                            ------------  ------------   -----------   -------------  --------------  ------------
     Net assets available for benefits      $ 33,143,518  $ 15,491,792   $42,208,989   $  2,184,997   $  2,443,480    $   247,564
                                            ============  ============   ===========   =============  ==============  ============


                                                             Non-
                                           Participant   Participant
                                             Directed      Directed
                                           -----------  ------------
                                                         Unallocated
                                             Loan Fund      Funds          Total
                                            -----------  -----------   ------------
Investments:

Participation in collective investment      $        -   $     86,766  $ 47,558,118
  funds

Participation in mutual funds                        -              -    47,977,805

Common stock                                         -              -       234,695

Loans receivable - participants (Note 3)     1,139,246              -     1,139,246
                                            -----------  -----------   ------------

     Total  investments                      1,139,246         86,766    96,909,864

Employer contribution receivable                     -      2,638,698     2,638,698

Employee contribution receivable                     -         55,384        55,384

Due from (to) other funds                            -              -             -

   Transfer in ???????? from prior
      transfer (Note 5)                                    22,118,730    22,108,790

Accrued interest receivable                          -            474       180,626

Accrued loan repayments                        (30,773)             -       (30,773)

Due to broker for securities purchased               -              -      (143,664)

Accrued administrative expenses                      -        (13,750)      (13,750)

                                            -----------   -----------  ------------
     Net assets available for benefits      $1,108,473    $24,886,362  $121,715,175
                                            ===========   ===========  ============

                 The accompanying notes to financial statements
               are an integral part of these financial statements.



                                         COLLINS & AIKMAN PRODUCTS CO.

                                    (FORMERLY COLLINS & AIKMAN CORPORATION)

                              EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                            AS OF DECEMBER 31, 1996






                                                                                   Participant Directed
                                            ------------------------------------------------------------------------------------
                                                                                                          Small
                                             Guaranteed     Balanced       Equity      International  Capitalization
                                                Fund          Fund          Fund        Equity Fund        Fund        Loan Fund
                                            ------------  ------------   -----------   -------------  --------------  -----------
Investments:

Participation in collective investment
  funds                                     $ 42,183,724  $ 11,942,200   $    -        $    -          $         -     $    -

Participation in mutual funds                     -            697,891    43,640,037    1,118,419        1,587,037          -

Loans receivable - participants (Note 3)          -              -            -             -                    -        743,789
                                            ------------  ------------   -----------   -------------  --------------  -----------

     Total  investments                       42,183,724    19,640,097    43,640,037    1,118,419        1,587,037        743,789

Employer contribution receivable                  -             -             -             -                    -          -

Employee contribution receivable                  -             -             -             -                    -          -

Due from (to) other funds                         76,665        91,561      (127,828)       4,099          (44,497)         -

Accrued interest receivable                      191,042        10,583        37,945       (3,490)          31,242          -

Accrued loan repayments                           -             -             -             -                    -        (71,175)

Accrued administrative expenses                   -             -             -             -                    -          -
                                            ------------  ------------   -----------   -------------  --------------  -----------
     Net assets available for benefits      $ 42,451,431  $ 19,742,241  $ 43,550,154  $ 1,119,028      $ 1,573,782      $ 672,614
                                            ============  ============  ============  ==============  ==============  ===========

                                                  Non-
                                              Participant
                                               Directed
                                            ------------

                                             Unallocated
                                                Funds          Total
                                             -----------   ------------
Investments:

Participation in collective investment
  funds                                      $      -      $ 61,125,930

Participation in mutual funds                       -        47,043,384

Loans receivable - participants (Note 3)            -           743,789
                                             -----------   ------------

     Total  investments                             -       108,913,103

Employer contribution receivable              3,935,530       3,935,530

Employee contribution receivable                 53,348          53,348

Due from (to) other funds                           -             -

Accrued interest receivable                         -           267,322

Accrued loan repayments                             -           (71,175)

Accrued administrative expenses                (333,100)       (733,200)
                                             -----------   ------------
     Net assets available for benefits      $ 3,655,778    $112,765,028
                                             ===========   ============


                 The accompanying notes to financial statements
               are an integral part of these financial statements.

                                         COLLINS & AIKMAN PRODUCTS CO.

                                    (FORMERLY COLLINS & AIKMAN CORPORATION)

                              EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                     FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                       Participant Directed
                                            --------------------------------------------------------------------------------
                                              Guaranteed      Balanced                     International       Small
                                                 Fund           Fund       Equity Fund      Equity Fund    Capitalization
                                            ------------    ------------  -------------    -------------   --------------
Investment income                           $  2,073,206    $    136,103  $  2,179,090     $     67,133    $    253,703

Net realized and unrealized appreciation               -       3,538,600    10,115,905          115,131        (135,336)

Employer contribution (Note 3)                 2,253,186         671,861     1,413,946          103,938         106,760

Employee contribution (Note 3)                 2,058,285       1,235,463     2,572,924          293,497         453,178

Rollover contribution                             58,205          21,047        60,062           18,152          30,868

Loans to participants                           (156,239)       (148,545)     (420,196)         (20,696)        (39,500)

Loan repayments                                  100,555          75,915       193,737           20,544          17,740

Benefits paid directly to participants        (6,266,235)     (1,695,935)   (4,176,545)        (123,970)       (173,930)

Administrative expenses                         (355,383)       (224,323)     (177,901)          (6,148)         (6,284)

Transfer of participants' balances             3,715,115      (1,019,400)      310,415          967,164         614,846

Transfer from (to) other trustees (Note 5)   (12,788,608)     (6,841,235)  (13,412,602)        (368,776)       (252,347)
                                            ------------    ------------  -------------    -------------   --------------
Increase (decrease) in net assets
     available for benefits                   (9,307,913)     (4,250,449)   (1,341,165)       1,065,969         869,698

Net assets available for benefits:

     Beginning of year                        42,451,431      19,742,241    43,550,154        1,119,028       1,573,782
                                            ------------    ------------  -------------    -------------   --------------
     End of year                            $ 33,143,518    $ 15,491,792  $ 42,208,989     $  2,184,997    $  2,443,480
                                            ============    ============  =============    =============   ==============

                                                                        Non-Participant
                                               Participant Directed        Directed
                                            -------------------------   -------------
                                              Company                    Unallocated
                                            Stock Fund    Loan Fund         Funds         Total
                                            ----------   ------------   -------------  ------------
Investment income                           $      -     $    73,062    $     19,264   $  4,801,561

Net realized and unrealized appreciation      (30,169)             -               -     13,604,131

Employer contribution (Note 3)                    364              -      (1,296,832)     3,253,223

Employee contribution (Note 3)                  3,132              -           2,036      6,618,515

Rollover contribution                               -              -               -        188,334

Loans to participants                            (733)       785,909               -              -

Loan repayments                                   633       (413,595)          4,471              -

Benefits paid directly to participants        (15,250)       (91,531)              -    (12,543,396)

Administrative expenses                           (50)             -         394,821       (375,268)

Transfer of participants' balances            289,637              -      (4,877,777)             -

Transfer from (to) other trustees (Note 5)         -          82,014      26,984,601     (6,596,953)
                                            ----------   ------------   -------------  ------------
Increase (decrease) in net assets
     available for benefits                   247,564        435,859      21,230,584      8,950,147

Net assets available for benefits:

     Beginning of year                             -         672,614       3,655,778    112,765,028
                                            ----------   ------------   -------------  ------------
     End of year                            $ 247,564    $ 1,108,473    $ 24,886,362   $121,715,175
                                            ==========   ============   =============  ============

                 The accompanying notes to financial statements
               are an integral part of these financial statements.

                          COLLINS & AIKMAN PRODUCTS CO.

                     (FORMERLY COLLINS & AIKMAN CORPORATION)

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

1.      General

        On July 7, 1994, Collins & Aikman Corporation (a wholly-owned subsidiary of Collins & Aikman Group, Inc.) changed its name to Collins & Aikman Products Co. On July 13, 1994, Collins & Aikman Group, Inc. was merged into its wholly-owned subsidiary Collins & Aikman Products Co. (the "Company"). Effective March 1, 1991, the Collins & Aikman Products Co. (formerly Collins & Aikman Corporation) Employees' Profit Sharing and Personal Savings Plan (the "Plan") was amended and restated to comply with the Tax Reform Act of 1986 (Note 9).

        Banker's Trust Company (the "Trustee") serves as the principal trustee of the Plan. The Trustee acts as custodian for the Plan's assets, executes primarily all investment transactions and provides periodic reports to the Plan's administrators.

2.      Summary of Significant Accounting Policies

        The accompanying financial statements have been prepared on an accrual basis of accounting. Administrative expenses, including compensation and expenses of the Trustee, have been borne by the Plan while expenses incidental to the purchase and sale of investments are reflected in the cost of the related securities. Certain expenses related to the administration of the Plan have been borne by the Company.

        Current values of trust investments are based upon quoted market prices of the underlying securities. Realized appreciation (depreciation) is determined as the difference between sales proceeds and the value of investment units as of the beginning of the plan year or the cost of investment units purchased during the year. Unrealized appreciation (depreciation) is determined as the difference between the value of investment units at the end of the plan year and the value of investment units at the beginning of the plan year, or cost if the investment units were purchased during the current year.

        Effective July 1, 1997, employees other than excluded employees (as defined), may make rollover contributions to the Plan as provided by the Plan's provisions.

        As indicated in Note 3, the Guaranteed Fund's assets include Guaranteed Investment Contracts (GIC's) and Bank Investment Contracts (BIC's) sponsored by various insurance companies and banks authorized to issue such contracts as well as GIC Alternatives sponsored by the Trustee. The GIC's and BIC's are reported to the Trustee by the insurance companies or banks at contract value, which approximate fair market value.
        Contract value includes contributions plus accrued earnings less administrative expenses. The GIC Alternatives represent pooled funds of fixed income securities which are traded on national exchanges. These pooled funds are covered by a "wrapper contract" which guarantees the Plan's principal as well as a stated rate of return. The GIC
        Alternatives are reported at the wrapper contract value, which approximates fair market value, and which includes contributions plus accrued interest less administrative expenses.

        Two participant contribution accounts and two company contribution accounts are maintained for each participant to account for his or her interest in the Plan. The participant contribution accounts consist of before-tax and after-tax savings accounts. The Company contribution accounts consist of profit sharing and Company match accounts (Note 3). The accounts for all participants are valued at their fair market value on the valuation date in accordance with the Plan agreement.

        The Company's profit sharing contribution is allocated to each participant who was an active employee at the end of the Plan year in the ratio of the active participant's eligible compensation to the total compensation of all active participants.

3.      Description of the Plan

        The following description of the Plan provides only general information. For a more complete description, participants should refer to the Summary Plan Description.

        The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. The following separate elective investment funds are available to the participants for the
        purpose   of   investing   their   contributions   and   the   Company's
        contributions:

        -   A guaranteed fund which invests  primarily in the Trustee's GIC Fund
            II. The GIC Fund II invests in GIC's, BIC's and GIC Alternatives, which are guaranteed as to both principal and income.

        - A balanced fund which invests primarily in the Trustee's Equity Index Fund and the Trustee's Short and Intermediate Term Bond Fund at the Trustee's discretion. The Short and Intermediate Term Bond Fund is invested in a diversified portfolio of foreign and domestic fixed income investments, with a small percentage of assets also invested in corporate bonds and mortgages.

        - An equity fund which invests primarily in the Trustee's Equity 500 Index Fund. The Equity 500 Index Fund invests principally in common stocks and may also hold S&P Index Futures contracts and other investments including preferred stocks, corporate notes and other corporate investments as a result of transactions initiated by investee corporations. Investments are selected by the investment manager to statistically mirror the performance of the S&P 500 Index, and no one investment accounts for greater than 3.0% of the fund's assets.

        - An international equity fund which invests in the Trustee's International Equity Fund. The International Equity Fund invests in foreign equities and other foreign securities with equity characteristics.

        - A small capitalization fund which invests primarily in the Trustee's Small Capitalization Equity Fund. The Small Capitalization Equity Fund invests in smaller-sized companies, and investments are selected by the investment manager to statistically mirror the performance of the Russell 2000 Index.

        - A company stock fund which invests in Collins & Aikman Corporation common stock.

        The unallocated fund includes employer and employee contributions and accrued administrative expenses which have not been allocated to participants' investment elections as of December 31, 1997. The unallocated fund also includes a money market investment, which serves as a temporary holding account for certain transactions, which occur within and between the elective investment funds.

        As outlined in the Plan agreement, the Company shall make a profit sharing contribution in such amount, if any, as determined by the Company's Board of Directors. The Company shall also make a Company match contribution to the Plan in accordance with the Plan agreement for each eligible salaried participant for whom a before-tax savings contribution is made. The amount of the Company matching contribution is 50% of the first 3% of the participant's before-tax compensation that has been contributed.

        Employees may elect to make contributions to the Plan on a before-tax and after-tax basis. Percentages withheld from eligible compensation on behalf of the employee must be in whole multiples of 1% and cannot exceed 10%.

        All contributions made on behalf of a participant shall be invested as designated by the participant in the specific investment fund(s) in multiples of 1%.

        Effective November 1, 1996, the Plan was amended to allow participants to borrow from their before-tax and after-tax savings accounts in an amount not to exceed the lesser of 50% of their interests in the Plan or $50,000. Loans may have a maximum term of four years and will be repaid through bimonthly payroll deductions. Participants are charged interest in accordance with the Plan's provisions. The Plan had loans outstanding to participants of $1,108,473 and $672,614 as of December 31, 1997 and 1996, respectively.

        During 1997, the Company identified Plan assets, which are held in a separate trust for certain participants of one of the operating units of the Company, of approximately $1,851,000 at December 31, 1996 that were excluded from the prior financial statements of the Plan. The December 31, 1996 statement of net assets has been revised from the previous presentation to include these assets. Had the effect of these assets been included in the 1996 statement of changes in net assets, the increase in net assets available for Plan benefits would have increased $838,000 or 6.1%.

4.      Investments

        The fair value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1997 or 1996 are as follows:

                                                    1997             1996
                                                    ----             ----
         Banker's Trust Equity 500 Index Fund   $ 41,121,710   $  42,913,734
         Banker's Trust Pyramid GIC Fund II       32,579,758      41,863,821
         Banker's Trust Equity Index Fund          7,267,541      11,263,769

        During  1997,  the  Plan's  investments  (including  gains and losses on
        investments   bought  and  sold,  as  well  as  held  during  the  year)
        appreciated (depreciated) in value by $13,604,131 as follows:

                                                                     1997
                                                                     ----
         Banker's Trust Equity 500 Index Fund                   $  9,871,607
         Banker's Trust Equity Index Fund                          2,955,870
         Banker's Trust Short and Intermediate Term Bond Fund        408,945
         Vanguard Index Trust 500 Portfolio                          244,298
         Fidelity Balanced Fund                                      173,785
         Banker's Trust International Equity Fund                    115,131
         PBHG Growth Fund                                              2,200
         Stein Roe Investment Trust Cap Opportunities Fund            12,525
         Banker's Trust Small Capitalization Equity Fund            (150,061)
         Company Stock Fund                                          (30,169)
         ------------------                                     ------------
         Net realized and unrealized appreciation               $ 13,604,131
                                                                ============

        During 1997, the Plan's investments in the Guaranteed Fund earned income of $2,073,206, which represents an average yield of 5.5%.

5.      Transfer from (to) Other Trustees

        The plan was amended effective January 15, 1997 to allow the Company or the respective purchasers of the divisions to transfer the participants employed by the divisions to a successor tax-qualified plan. A successor plan would be maintained and administered by the purchasers of the respective divisions. Effective February 6, 1997 the Floorcoverings division was acquired by a company formed by Quad-C, Inc. and Paribas Principal Partners. Effective July 16, 1997, the Mastercraft division was acquired by the Joan Fabrics Corporation. In conjunction with the Floorcoverings sale, approximately $9,700,000 was transferred to a successor plan effective April 2, 1997. In conjunction with the Mastercraft sale, approximately $24,100,000 was transferred to a successor plan, for the account balances of the Mastercraft participants effective August 29, 1997.

        Effective December 31, 1997, the assets of the Amco Division 401(k) Plan, the Savings, Investment and Profit Sharing Plan of JPS Automotive L.P., the Manchester Plastics, Inc. Employee Savings and Investment Plan, and the Manchester Plastics, Inc. Homer Division Employees 401(k) Plan were merged into the Plan. This merger had no effect on the amount of benefits accrued by the participants of the plans. In conjunction with the merger of the plans listed below, all affected participants of the respective plans became 100% vested in their account balances as of December 31, 1997. Net assets to be transferred from the above mentioned plans to the Plan at December 31, 1997 (which were subsequently transferred during 1998) are as follows:

          Amco Division 401(k) Plan                                           $   1,769,254
          The Savings, Investment and Profit Sharing of JPS Automotive L.P.      17,215,186
          Manchester Plastics, Inc. Employee Savings and Investment Plan          2,750,109
          Manchester Plastics, Inc. Homer Division Employees 401(k) Plan            384,241
                                                                              -------------
                                                                              $  22,118,790
                                                                              =============

6.      Distributions, Vesting and Forfeitures

        A participant is fully vested with respect to the profit sharing and Company match accounts after five years of service. The amounts credited to a participant's before-tax and after-tax savings accounts are fully vested when credited. A participant or participant's beneficiary shall receive a distribution equal to the value of his vested individual account as of the valuation date on or following retirement, death, disability, or termination of service. Payment of the benefit is made in the form of a lump sum or periodic installments as outlined in the Plan agreement.

        A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contribution accounts as of the valuation date coincident with or following his or her termination of service. The forfeited funds are then distributed to the remaining eligible active participants' accounts ratably based upon participants' balances. During 1997, approximately $106,000 in forfeitures were allocated to active participants.

7.      Payable to Terminated Participants/Reconciliation to Form 5500

        Amounts payable to those participants who have withdrawn from participation in the earnings and operations of the Plan as of December 31, 1997 and 1996 are included as a component of Net Assets Available for Plan Benefits. Distributions payable to these terminated participants, net of forfeitures, were $0 and $22,505 for 1997 and 1996, respectively. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles. During 1997, the Company identified Plan assets, which are held in a separate trust for certain participants of one of the operating units of the Company, that were excluded from the prior financial statements of the Plan. The December 31, 1996 statement of net assets has been revised from the previous presentation to include these assets (Note 3). The following tables reconcile net assets available for plan benefits per the financial statements and benefits paid directly to participants to the Form 5500 to be filed by the Company as of December 31, 1997 and 1996 and for the year ended December 31, 1997:

                                                                             1997           1996
                                                                             ----           ----
          Net assets available for benefits per financial statements     $121,715,175   $112,765,028
          Assets maintained in separate trust during prior year (Note 3)        -         (1,851,346)
          Amounts allocated to withdrawing participants                         -            (22,505)
                                                                         ------------   ------------
          Net assets available for benefits per the Form 5500            $121,715,175   $110,891,177
                                                                         ============   ============


                                                                                         Year Ended
                                                                                        December 31,
                                                                                             1997
                                                                                       --------------
          Benefits paid directly to participants per the financial statements          $   12,543,396
          Less:   Amounts allocated to withdrawing participants at December 31, 1996          (22,505)
                                                                                       --------------
          Benefits paid directly to participants per the Form 5500                     $   12,520,891
                                                                                       ==============

8.      Termination of Plan

        The Plan may be terminated at any time at the discretion of the Company's Board of Directors. As of the termination date, contributions will cease to be made by the Company. Upon complete or partial termination of the Plan, all participants will be fully vested in accordance with the Plan agreement.

9.      Federal Income Taxes

        The Plan received an updated determination letter dated March 12, 1998, which covered amendments adopted up through January 16, 1997, from the Internal Revenue Service, stating that the Plan was in accordance with applicable plan design requirements as of that date and thus qualified for tax exempt status. The employer believes the Plan has been operating in compliance with the Plan document and thus continues to qualify as tax-exempt.

10.     Related Party Transactions

        Certain Plan investments are shares of funds managed by Banker's Trust. Banker's Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Also, transactions to acquire shares of the Company's stock qualify as party-in-interest transactions.

11.     Subsequent Event

        On March 13, 1998, the Company sold its Imperial Wallcoverings, Inc. subsidiary ("Wallcoverings"). The Company had previously planned to dividend Wallcoverings to the shareholders of Collins & Aikman Corporation. At the time of the sale, Wallcoverings ceased to be a participating employer in the Plan and the accounts of each participant employed by Wallcoverings (approximately $3,205,000) were transferred to the buyers' plan.

                                                                      Schedule I

                          COLLINS & AIKMAN PRODUCTS CO.

                     (FORMERLY COLLINS & AIKMAN CORPORATION)

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENT
                             AS OF DECEMBER 31, 1997

                                                                                                                     (e)
                   (b)                                   (c)                                            (d)        Current
(a)         Identity of Issuer                        Description                                      Cost         Value
---    ----------------------------   ----------------------------------------------------------  ------------   -----------
 *     Banker's Trust                 Equity 500 Index Fund - 329,105 units                       $ 32,010,280   $41,121,710
 *     Banker's Trust                 Pyramid GIC Fund II - 32,579,758 units                        32,579,758    32,579,758
 *     Banker's Trust                 Equity Index Fund - 3,202 units                                3,808,168     7,267,541
 *     Banker's Trust                 Short and Intermediate Term Bond Fund - 2,723,196 units        4,451,289     5,088,075
 *     Banker's Trust                 Discretionary Cash Fund - 2,373,815 units                      2,373,815     2,373,815
 *     Banker's Trust                 International Equity Fund - 108,959 units                      2,133,057     2,185,713
 *     Banker's Trust                 Small Capitalization Equity Fund - 116,440 units               2,407,617     2,113,393
 *     Banker's Trust                 Directed Account Cash Fund - 10,541 units                         10,541        10,541
 *     Banker's Trust                 Participants loans (interest rates range from 6.3% to 12%)     1,139,246     1,139,246
       Vanguard                       Index Trust 500 Portfolio - 12,023 units                         777,142     1,082,904
       Fidelity                       Balanced Fund - 65,117 units                                     905,772       994,336
       Frank Russell                  Capital Contract Fund - 20,484 units                             330,524       362,847
       Loomis Sayles                  Bond Fund - 2, 297 units                                          29,525        29,465
       PBHG                           Growth Fund - 5,739 units                                        144,381       145,713
       Stein Roe                      Investment Trust Cap Opportunities - 6,036 units                 168,142       180,112
 *     Collins & Aikman Corporation   Common Stock - 27,211 units                                      263,243       234,695
                                                                                                     ---------     ---------
                                                                                                   $83,532,500   $96,909,864
                                                                                                   ===========   ===========

* Represents Party-in-interest to the Plan


                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                                     Schedule II

                          COLLINS & AIKMAN PRODUCTS CO.
                     (FORMERLY COLLINS & AIKMAN CORPORATION)

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                  ITEM 27-d SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                          (h)
                                                                                                        Current
        (a)                                                                                            Value of
      Identity                                                       (c)          (d)        (g)       Asset on        (i)
      of Party                           (b)                       Purchase     Selling    Cost of    Transaction   Net Gain
      Involved                   Description of Asset               Price        Price       Asset       Date         (Loss)
   ------------------   ----------------------------------------------------  ----------  ----------  -----------   ---------
*  Banker's Trust Co.   Discretionary Cash Fund (386 purchases)  $23,838,001 $         - $23,838,001 $23,838,001   $        -
*  Banker's Trust Co.   Discretionary Cash Fund (385 sales)                -  24,559,297  24,559,297  24,559,297            -
*  Banker's Trust Co.   Pyramid GIC Fund II (103 purchases)       18,102,015           -  18,102,015  18,102,015            -
*  Banker's Trust Co.   Pyramid GIC Fund II (142 sales)                    -  17,519,653  17,519,653  17,519,653            -
*  Banker's Trust Co.   Equity 500 Index Fund (135 purchases)     15,358,188           -  15,358,188  15,358,188            -
*  Banker's Trust Co.   Equity 500 Index Fund (110 sales)                  -  27,021,819  21,159,093  27,021,819    5,862,726
*  Banker's Trust Co.   Small Capitalization Fund (122 purchases)  3,801,681           -   3,801,681   3,801,681            -
*  Banker's Trust Co.   Small Capitalization Fund (105 sales)              -   2,911,298   2,892,977   2,911,298       18,321
*  Banker's Trust Co.   Short and Intermediate Term Bond Fund      2,681,138           -   2,681,138   2,681,138            -
                        (13 purchases)
*  Banker's Trust Co.   Short and Intermediate Term Bond Fund              -   2,729,722   2,443,070   2,729,722      286,652
                        (7 sales)
*  Banker's Trust Co.   Equity Index Fund (7 purchases)              626,134           -     626,134     626,134            -
*  Banker's Trust Co.   Equity Index Fund (13 sales)                       -   7,578,231   4,293,701   7,578,231    3,284,530

 *   Represents Party-in-interest to the Plan

Columns (e) and (f) are not included as they are not applicable to the Plan


                 The accompanying notes to financial statements
                     are an integral part of this schedule.